                    U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   FORM 10-SB/A
                                AMENDMENT NO. 4


                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                 OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934



                                CABLE LINK, INC.
--------------------------------------------------------------------------------
                 (Name of Small Business Issuer in Its Charter)

           Ohio                                          31-1239657
-------------------------------                ---------------------------------
(State or Other Jurisdiction of                       (I.R.S. Employer
Incorporation or Organization)                       Identification No.)

280 Cozzins Street, Columbus, Ohio                         43215
----------------------------------------       ---------------------------------
(Address of Principal Executive Offices)                 (Zip Code)


                                 (614) 221-3131
--------------------------------------------------------------------------------
                          (Issuer's Telephone Number)

Securities to be registered under Section 12(g) of the Act:


                                  Common Stock
--------------------------------------------------------------------------------
                                (Title of Class)



         This amendment is being filed to amend Part II, Item 1, and Part FS/Financial Statements.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

         The principal market where the Registrant's equity is traded is the Nasdaq Bulletin Board. The range of high and low bids for the Registrant's equity for each of the past ten quarters is as follows:


         YEAR              QUARTER          HIGH              LOW
         1997              2ND              3.16              1.74
                           1ST              4.63              1.37
         1996              4TH              1.15               .33
                           3RD              2.13               .63
                           2ND              2.88              1.32
                           1ST              2.29               .33
         1995              4TH              1.11               .26
                           3RD              1.00               .19
                           2ND              1.54               .30
                           1ST              1.85              1.11

         The above quotations reflect inter-dealer prices, without retail mark-up, mark down or commission and may not represent actual transactions. There are approximately 245 holders of the common shares of the Registrant. All amounts shown herein have been adjusted for prior stock splits and stock dividends. All amounts shown herein have been adjusted for prior stock splits and stock dividends.

DIVIDEND POLICY

The Registrant has not declared or paid any cash dividends on its common shares since its inception, and the Board of Directors presently intends to retain all earnings for use in the business for the foreseeable future.

                                    PART F/S
                              FINANCIAL STATEMENTS

         In the opinion of management, all adjustments necessary for a fair statement of results for the income statements for the period January 1, 1997 through June 30, 1997 have been included therein.

                                CABLE LINK, INC.

                              FINANCIAL STATEMENTS

                                   * * * * * *


                           DECEMBER 31, 1996 AND 1995
                                 AND SIX MONTHS
                               ENDED JUNE 30, 1997

                                CABLE LINK, INC.

                  COMPARATIVE STATEMENTS OF INCOME (UNAUDITED)

                                               3 MONTHS ENDING JUNE 30               6 MONTHS ENDING JUNE 30
                                           --------------------------------        ---------------------------
                                              1997                  1996              1997             1996
NET SALES                                  $2,642,018            $2,223,413        $4,853,535       $4,942,623

   Cost of Goods Sold                       1,762,148             1,388,990         3,233,906        3,091,980

   Operating Expenses                         674,515               752,728         1,271,262        1,518,366

TOTAL EXPENSES                             $2,436,663            $2,141,718        $4,505,168       $4,610,346

INCOME FROM OPERATIONS                     $  205,355            $   81,695        $  348,367       $  332,277

   Interest Expense                           (17,247)              (23,502)          (35,393)         (42,062)

   Other Income (Expenses)                        873                   550             2,059           15,341

INCOME (LOSS) BEFORE TAXES                 $  188,981            $   58,743        $  315,033       $  305,556

   Provision For Taxes                              0                  (625)                0           44,900

NET INCOME (LOSS)                          $  188,981            $   59,368        $  315,033       $  260,656

SHARES OUTSTANDING                          1,549,802             1,376,635         1,542,532        1,363,987

NET EARNINGS (LOSS) PER SHARE              $     0.12            $     0.04        $     0.20       $     0.19






  NOTE: NET EARNINGS AND NUMBER OF SHARES ARE RESTATED TO REFLECT A 3 FOR 2 STOCK SPLIT EFFECTIVE JANUARY 21, 1997 AND A 10% STOCK DIVIDEND EFFECTIVE AUGUST 1, 1997. THE SHARES ALSO REFLECT THE PURCHASE OF 165,000
  (POST JANUARY SPLIT) SHARES BY AXXESS INTERNATIONAL GROUP.

                                CABLE LINK, INC.

                                 BALANCE SHEET

                                                                1997                      1996
                                                              JUNE 30                   June 30
                                                            (UNAUDITED)               (UNAUDITED)
                  ASSETS

  Current Assets

     Cash                                                $      41,316               $        --
     Accounts Receivable                                     1,165,916                   1,329,428
     Inventories                                               987,918                   1,180,036
     Prepaid Expenses                                          154,336                     120,416
                                                         -------------               -------------
     TOTAL CURRENT ASSETS                                    2,349,486                   2,629,880
                                                         -------------               -------------

  Property & Equipment

     Cost                                                    1,396,449                   1,200,265
     Accumulated Depreciation                                 (687,291)                   (514,116)
                                                         -------------               -------------
     Net Property & Equipment                                  709,158                     686,149
                                                         -------------               -------------

     TOTAL ASSETS                                        $   3,058,644               $   3,316,029
                                                         =============               =============


                  LIABILITIES

  Current Liabilities

     Accounts Payable, Trade                                $1,228,658               $   1,070,376
     Current Portion Notes Payable                              49,325                      50,358
     Bank Revolving Credit Line                                326,592                     711,452
     Accrued Expenses                                          186,949                     366,756
                                                         -------------               -------------
     TOTAL CURRENT LIABILITIES                               1,791,524                   2,198,942

     LONG TERM DEBT                                            106,762                     208,820
                                                         -------------               -------------

     TOTAL LIABILITIES                                       1,898,286                   2,407,762
                                                         -------------               -------------

                  STOCKHOLDER'S EQUITY

  Current Stockholder's Equity
     Common Stock                                            1,409,298                   1,229,798
     Deficit                                                  (248,940)                   (321,531)
                                                         -------------               -------------
     TOTAL STOCKHOLDER'S EQUITY                              1,160,358                     908,267
                                                         -------------               -------------

     TOTAL LIABILITIES & EQUITY                             $3,058,644               $   3,316,029
                                                         =============               =============

                                CABLE LINK, INC.

                       COMPARATIVE CASH FLOWS (UNAUDITED)

                            SIX MONTHS ENDED JUNE 30,

                                                                             1997                   1996
                                                                          ----------             ----------
  CASH FLOWS FROM OPERATING ACTIVITIES:

     Net income                                                           $  315,033             $  260,656
     Adjustments to reconcile net income to net
       cash provided by (used in) operating activities:

         Depreciation and amortization                                        85,371                 53,906
         (Increase) decrease in operating assets:
              Accounts receivable                                           (429,353)              (287,027)
              Inventories                                                    188,391                (30,800)
              Prepaid expenses                                                75,303                 50,392
         Increase (decrease) in operating liabilities:

              Accounts payable                                               (84,686)               (78,043)
              Accrued expenses                                                 1,846                (40,263)
                                                                          ----------             ----------
     Net cash provided by (used in) operating activities                     151,905                (71,179)
                                                                          ----------             ----------

  CASH FLOWS FROM INVESTING ACTIVITIES:

     Purchase of property and equipment                                      (73,009)              (198,653)
                                                                          ----------             ----------
     Net cash used in investing activities                                   (73,009)              (198,653)
                                                                          ----------             ----------

  CASH FLOWS FROM FINANCING ACTIVITIES:

     Proceeds from sales of common stock                                     179,500                 61,600
     Repayments on line of credit, net                                      (280,498)               (38,530)
     Issuance of long-term debt                                                -                    106,420
     Principal payments on debt                                              (52,378)                (9,441)
                                                                          ----------             ----------
         Net cash provided by (used in)
           financing activities                                             (153,376)               120,049
                                                                          ----------             ----------

         Net decrease in cash                                                (74,480)              (149,783)

     Cash - beginning of period                                              115,796                149,783
                                                                          ----------             ----------

     Cash - end of period                                                 $   41,316             $      -
                                                                          ==========             ==========

  SUPPLEMENTAL DISCLOSURES OF
    CASH FLOW INFORMATION:

     Cash paid during the period for interest                             $   35,393             $   42,062

                                 C O N T E N T S

                                                                                                               Page
                                                                                                               ----
  INDEPENDENT AUDITORS' REPORT.................................................................................   9

  BALANCE SHEETS...............................................................................................  10

  STATEMENTS OF INCOME.........................................................................................  12

  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY................................................................  13

  STATEMENTS OF CASH FLOWS.....................................................................................  14

  NOTES TO FINANCIAL STATEMENTS................................................................................  16


To the Board of Directors and Stockholders
Cable Link, Inc.
Columbus, Ohio

                          INDEPENDENT AUDITORS' REPORT

         We have audited the accompanying balance sheet of Cable Link, Inc. as of December 31, 1996, and the related statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cable Link, Inc. as of December 31, 1996 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                            Groner, Boyle & Quillin, LLP

  Columbus, Ohio
  February 5, 1997

                                CABLE LINK, INC.

                                 BALANCE SHEETS

                           December 31, 1996 and 1995

                                     ASSETS

                                                                                                           1995
                                                                                    1996               (Unaudited)
                                                                               -------------          --------------
  CURRENT ASSETS
      Cash                                                                     $     115,796          $     149,783
      Accounts receivable, net                                                       736,563              1,042,401
      Income taxes receivable                                                        102,422                 68,904
      Inventories                                                                  1,176,309              1,149,236
      Prepaid consulting                                                              45,755                 16,955
      Prepaid and other assets                                                        41,814                 44,316
                                                                               -------------          -------------
           Total current assets                                                    2,218,659              2,471,595
                                                                               -------------          -------------

  PROPERTY AND EQUIPMENT, at cost
      Furniture and fixtures                                                         510,587                401,601
      Equipment                                                                      622,988                432,064
      Leasehold improvements                                                         175,425                167,947
      Construction in progress                                                        14,440                  -
                                                                               -------------          -------------
                                                                                   1,323,440              1,001,612
      Less accumulated depreciation                                                 (604,311)              (462,601)
                                                                               -------------          -------------
           Net property and equipment                                                719,129                539,011
                                                                               -------------          -------------

  COVENANT NOT TO COMPETE AND
    OTHER ASSETS, net                                                                 42,040                 43,025
                                                                               -------------          -------------



           TOTAL ASSETS                                                        $   2,979,828          $   3,053,631
                                                                               =============          =============



    The accompanying notes are an integral part of the financial statements.

                                CABLE LINK, INC.

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                     Years Ended December 31, 1996 and 1995

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                                                       1995
                                                                                1996                (Unaudited)
                                                                             ----------             -----------
  CURRENT LIABILITIES

        Current portion of long-term obligations                             $   101,703            $    59,799
        Revolving credit line                                                    607,090                749,982
        Accounts payable                                                       1,313,344              1,148,419
        Accrued expenses
             Payroll and related taxes                                           149,060                231,228
             Pension                                                             --                      81,637
             Other                                                                36,043                 94,154
                 Total current liabilities                                     2,207,240              2,365,219
                                                                             -----------            -----------

  LONG-TERM OBLIGATIONS                                                          106,762                102,400
                                                                             -----------            -----------

             Total liabilities                                                 2,314,002              2,467,619
                                                                             -----------            -----------

  STOCKHOLDERS' EQUITY

        Common stock, no par value                                             1,093,662              1,032,062
        Additional paid-in capital                                               136,136                136,136
        Deficit                                                                 (563,972)              (582,186)

                                                                             -----------            -----------
             Total stockholders' equity                                          665,826                586,012
                                                                             -----------            -----------



             TOTAL LIABILITIES AND STOCKHOLDERS'

               EQUITY                                                        $ 2,979,828            $ 3,053,631
                                                                             ===========            ===========



    The accompanying notes are an integral part of the financial statements.

                                CABLE LINK, INC.

                              STATEMENTS OF INCOME

                     Years Ended December 31, 1996 and 1995

                                                                                                        1995
                                                                                 1996               (Unaudited)
                                                                             -----------           -------------
  Sales                                                                      $ 8,248,814           $ 7,650,356

  Cost of sales                                                                5,612,731             5,106,947
                                                                             -----------           -----------

             Gross profit                                                      2,636,083             2,543,409

  Selling, general and administrative expenses                                 2,649,568             2,899,941
                                                                             -----------           -----------

  Income (loss) from operations                                                  (13,485)             (356,532)
                                                                             -----------           -----------

  Other income (expense)

        Interest expense                                                         (84,112)              (74,228)
        Gain (loss) on sale of assets                                              3,007                (2,506)
        Reconciliation with vendors                                               93,518                18,772
        Other                                                                      1,658                 1,412
                                                                             -----------           -----------
             Total other income (expense)                                         14,071                 6,450
                                                                             -----------           -----------

  Income (loss) before income taxes                                                  586              (360,082)

  Provision (benefit) for income taxes                                           (17,628)              (68,904)
                                                                             -----------           -----------

  Net income (loss)                                                          $    18,214           $  (291,178)
                                                                             -----------           -----------


  Net income (loss) per share                                                $      0.01           $     (0.22)
                                                                             ===========           ===========


  Shares used in per share computations                                        1,414,545             1,349,977


NOTE: Net earnings and numbers of shares are restated to reflect a 3 for 2 stock split effective January 21, 1997 and a 10% stock dividend effective August 1, 1997.



    The accompanying notes are an integral part of the financial statements.

                               CABLE LINK, INC.

                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                     Years Ended December 31, 1996 and 1995


                                 Shares of Issued                       Additional
                                 And Outstanding       Common            Paid-In
                                   Common Stock        Stock             Capital          Deficit             Total
                                 ----------------    ----------         ----------        -------           ----------
BALANCE - DECEMBER 31,
  1994 (Unaudited)                1,349,977         $1,032,062         $136,136          $(291,008)        $  877,190

Net loss                               -                   -                -              (291,178)          (291,178)
                                  ---------          ----------         --------          ----------         ---------

BALANCE - DECEMBER 31,

  1995 (Unaudited)                1,349,977           1,032,062          136,136           (582,186)           586,012

Exercise of options and warrants     34,848              61,600             -                    -              61,600

Net income                             -                   -                -                18,214             18,214
                                  ---------          ----------         --------          ----------         ---------

BALANCE - DECEMBER 31,
  1996                            1,384,825          $1,093,662         $136,136          $(563,972)         $ 665,826
                                  ---------          ----------         --------          ----------         ---------


    The accompanying notes are an integral part of the financial statements.

                               CABLE LINK, INC.

                           STATEMENTS OF CASH FLOWS

                    Years Ended December 31, 1996 and 1995


                                                                                                         1995
                                                                                  1996                (Unaudited)
                                                                                --------              -----------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (loss)                                                               $ 18,214              $(291,178)
                                                                                --------              ---------
Adjustments to reconcile net income(loss) to net cash
 provided by (used in) operating activities:
         Depreciation and amortization                                           156,717                 95,338
         (Gain) loss on sale of assets                                            (3,007)                12,506
         (Increase) decrease in operating assets:
                  Accounts receivable                                            305,838                286,341
                  Income tax receivable                                          (33,518)               (68,904)
                  Inventories                                                    (27,073)              (347,424)
                  Prepaid and other assets                                       (30,097)                (8,520)
         Increase (decrease) in operating liabilities:
                  Accounts payable                                               164,925                159,627
                  Accrued expenses                                              (221,916)                88,609
                                                                               ---------              ---------
                           Total adjustments                                     311,869                217,573
                                                                               ---------              ---------

         Net cash provided by (used in) operating activities                     330,083                (73,605)
                                                                               ---------              ---------


CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of property and equipment                                             (213,086)              (101,544)
 Proceeds from sale of assets                                                     10,575                  2,500
                                                                               ---------              ---------
         Net cash used in investing activities                                  (202,511)              ( 99,044)
                                                                               ---------              ---------



    The accompanying notes are an integral part of the financial statements.

                                CABLE LINK, INC.

                            STATEMENTS OF CASH FLOWS

                     Years Ended December 31, 1996 and 1995

                                                                                                          1995
                                                                                  1996                  (Unaudited)
                                                                               ----------               -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of common stock and exercise of
  stock options and warrants                                                       61,600                     -
Issuance of debt                                                                    -                      548,982
Repayments on line of credit, net                                                (142,892)                    -
Payments to former stockholder                                                     (8,002)                (124,496)
Principal payments on debt                                                        (20,163)                (116,396)
Payments on capital lease obligations                                             (52,102)                 (12,707)
                                                                               ----------               ----------
         Net cash provided by (used in) financing activities                     (161,559)                 295,383
                                                                               ----------               ----------

         Net increase (decrease) in cash                                          (33,987)                 122,734

Cash - beginning of year                                                          149,783                   27,049
                                                                               ----------               ----------

Cash - end of year                                                             $  115,796               $  149,783
                                                                               ==========               ==========


SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
         Interest                                                              $   88,097               $   71,215
         Income taxes                                                              10,000                   14,816


SUPPLEMENTAL DISCLOSURE OF NONCASH PROPERTY
  AND EQUIPMENT ACTIVITIES:
  Capital lease obligations incurred for equipment                             $   41,258               $  148,793
  Purchase of property and equipment with seller-financing                         85,275                    -


    The accompanying notes are an integral part of the financial statements.

                                CABLE LINK, INC.

                          NOTES TO FINANCIAL STATEMENTS

                     December 31, 1996 and 1995 (Unaudited)

NATURE AND SCOPE OF BUSINESS

The Company sells new and refurbished cable TV equipment in addition to repairing equipment for cable companies within the United States and various international markets. The Company operates both its administrative and manufacturing operations from a single, leased facility in Columbus, Ohio.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USES OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

ACCOUNTS RECEIVABLE

The Company utilizes the allowance method of accounting for accounts receivable and has provided for possible uncollectible amounts in the accompanying financial statements. The allowance for doubtful accounts was $40,360 and $81,221 for the years ended December 31, 1996 and 1995, respectively. Bad debt expense was $11,059 and $93,362 for the years ended December 31, 1996 and 1995, respectively.

INVENTORIES

Inventories consist of new and used cable TV equipment and parts used to refurbish and repair cable TV equipment. New and used inventory items are separately identified as items of inventory. Inventory is valued at the lower of cost or market, using the average-cost method. The weighted average cost is calculated per item of inventory. Impairment and changes in market value are evaluated on a per item basis.

If the cost of the inventory exceeds their market value evaluation based on individual inventory items, provisions are made for the difference between the cost and the market value. Provision for potential obsolete or slow moving inventory is made based on analysis of inventory levels, changes in technology and future sales forecasts.

PROPERTY AND EQUIPMENT

Property and equipment are carried at cost, less accumulated depreciation computed using the straight-line method over the estimated useful lives of the related assets. Furniture, fixtures, and equipment are depreciated over lives ranging from three to seven years, and leasehold improvements are depreciated over the shorter of the lease term or useful life of the improvement, generally six to seven years. Major renewals and betterments are capitalized and depreciated; maintenance and repairs which neither improve nor extend the life of the respective assets are charged to expense as incurred. Upon disposal of assets, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in income.

The Company leases certain equipment under capital lease agreements with a cost and accumulated amortization of $218,516 and $54,314, respectively, at December 31, 1996, and $176,808 and $15,124, respectively at December 31, 1995.
Depreciation expense, which includes the amortization of assets held under capital leases, was $151,933 and $89,338 for 1996 and 1995, respectively.

REVENUES

Revenues for all products are recognized when the related products are shipped. Warranties are extended on new and repaired and refurbished products for periods up to one year. The Company's expense for such warranties is not significant. Warranties are not extended for used equipment.

EARNINGS PER SHARE

Earnings per share are computed on the weighted average number of common shares outstanding including any dilutive options and warrants. Per share amounts have been restated for the effects of the 20% stock dividend, that was effective May 16, 1996 for stockholders of record as of May 6, 1996.

                                CABLE LINK, INC.

                          NOTES TO FINANCIAL STATEMENTS

                     December 31, 1996 and 1995 (Unaudited)


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

ADVERTISING

The Company expenses advertising costs as incurred. Advertising expenses were $41,980 and $60,121 for the years ended December 31, 1996 and 1995, respectively.

STATEMENTS OF CASH FLOWS

For the purpose of reporting cash flows, cash includes cash on hand and demand deposits held by banks.

INCOME TAXES

Deferred income taxes are recognized for the tax consequences in future years of differences between the financial reporting and tax bases of assets and liabilities at each year-end based on enacted tax laws and statutory tax rates. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense represents the taxes currently payable and the net change during the period in deferred tax assets and liabilities.

RECLASSIFICATIONS

Certain reclassifications have been made to the 1995 financial statements to conform with the 1996 presentation.

CASH

As of December 31, 1996, the Company had deposits in a bank which exceeded the federally insured limits.

INVENTORIES

Inventories at December 31, 1996 and 1995 were as follows:


                      1996            1995
PARTS:
         USED              0               0
         NEW         359,234         272,405
CONVERTERS:
         USED        218,800         336,619
         NEW         164,900               0
LINEGEAR:
         USED        327,980         459,149
         NEW          46,640               0

HEAD-END:
         USED        106,121         124,252
         NEW           2,930               0
TOTAL:
         USED        652,901         920,020
         NEW         573,704         272,405
RESERVES             (50,296)        (43,189)
NET INVENTORY      1,176,309       1,149,236

The Company reserves and periodically writes down slow moving inventory by category such as converters, linegear, parts, and headend.

REVOLVING CREDIT LINE

The Company has a revolving credit line with a bank for the lesser of $750,000 or an amount based on eligible inventory and accounts receivable. The credit line is secured by substantially all assets of the Company and is payable on demand. The line, which was renewed in 1996, matures on May 30, 1997, and interest is charged at prime plus 1%.

                                CABLE LINK, INC.

                          NOTES TO FINANCIAL STATEMENTS

                     December 31, 1996 and 1995 (Unaudited)

REVOLVING CREDIT LINE (continued)

In connection with the participation agreement discussed in the stockholder transactions, the Company acted as guarantor of personal loans for various Board members and stockholders. No guarantees were outstanding at December 31, 1996. The total amount guaranteed at December 31, 1995 was $98,000.

LONG-TERM OBLIGATIONS

Long-term obligations at December 31, 1996 and 1995 consists of the following:

                                                                                                       1996           1995
                                                                                                   -----------    -----------
         Notes payable to a bank relating to motor
          vehicle purchases due in monthly installments
          of $342 with interest at 8.75% thru April
          1997. The notes are secured by the
          motor vehicles.                                                                          $    1,274     $    8,809


         Amount payable to stockholder                                                                  9,302         17,304

         Amounts due under capital leases, net of $19,453
          and $27,118 representing interest at December 31,
          1996 and 1995, respectively.                                                                125,242        136,086

         Non-interest bearing note payable to an entity
          relating to an equipment purchase due in
          monthly installments of $2,722 through June,
          1999.  The face amount of the note is $97,985,
          and the effective interest rate is 9.25%.  The
          unamortized discount at December 31, 1996
          is $12,710.  The note is secured by the related
          equipment.                                                                                   72,647           -
                                                                                                   ----------     ----------

         Total                                                                                        208,465        162,199

         Less:  Current maturities                                                                    101,703         59,799
                                                                                                   ----------     ----------

         Long-term obligations                                                                     $  106,762     $  102,400
                                                                                                   ==========     ==========

                                CABLE LINK, INC.

                          NOTES TO FINANCIAL STATEMENTS

                     December 31, 1996 and 1995 (Unaudited)

LONG-TERM OBLIGATIONS (continued)

Maturities of long-term obligations are as follows:

                                                                                  Long-term               Capital Lease
                                                                                 Obligations               Obligations
                                                                                 -----------              -------------
                                    1997                                         $    36,345              $      77,480
                                    1998                                              30,986                     44,553
                                    1999                                              15,892                     10,667
                                    2000                                               -                         10,667
                                    2001                                               -                          1,328
                                                                                 -----------              -------------
                                                                                                                144,695
                       Less amount representing interest                                -                        19,453
                                                                                 -----------              -------------

                                    Total                                            $83,223              $     125,242
                                                                                 ===========              =============


RETIREMENT PLANS

The Company had a defined benefit pension plan, that was frozen effective December 31, 1990, and a qualified defined contribution profit sharing plan. The plans were terminated effective August 1, 1995 and no contributions were made to either plan during 1995. Approval of the plan terminations and disbursement of plan assets was granted by the IRS during 1996. The remaining unfunded liability of $68,583 was paid during 1996. At December 31, 1996, the Company has no further liability for either plan.

INCOME TAXES

The provision for income taxes consists of the following:


                                                                          1996                  1995
                                                                       ----------             --------
                  Current (benefit) expense

                       Federal                                         $  (7,826)             $(68,904)
                       State and local                                    (9,802)                 -
                                                                       ----------             --------

                        Income tax (benefit) expense                   $ (17,628)             $(68,904)
                                                                       =========              ========


                                CABLE LINK, INC.

                          NOTES TO FINANCIAL STATEMENTS

                     December 31, 1996 and 1995 (Unaudited)


INCOME TAXES (continued)

The components of the net deferred tax asset (liability) are as follows:

                                                                         1996                  1995
                                                                      ----------            ----------
                  Assets:
                       Accounts receivable                            $   15,337            $   30,900
                       Inventories                                        46,660                90,700
                       Pension                                           -                      31,000
                       Net operating loss                                174,133                66,900
                       Accrued liabilities                               -                      19,400
                       Other                                               3,811                10,600
                                                                      ----------            ----------
                           Gross deferred tax assets                     239,941               249,500
                                                                      ----------            ----------

                  Liability:
                       Property and equipment                             35,603                33,400
                       Prepaid asset                                      17,387                 6,400
                                                                     -----------            ----------
                           Gross deferred tax liabilities                 52,990                39,800
                                                                     -----------            ----------

                                    Net deferred tax asset               186,951               209,700
                                    Less: Valuation allowance           (186,951)             (209,700)
                                                                     -----------            ----------

                                                                     $         0            $        0
                                                                     ===========            ==========


A reconciliation of the Company's effective tax values is as follows:

                                                                        1996                   1995
                                                                    ------------            -----------
                  Income tax at statutory rates                     $        200             $(122,428)
                  State and local taxes, net of federal benefit           (6,469)                -
                  Surtax and other rate differences                        5,298               (10,082)
                  Meals and entertainment/officer's life
                    insurance                                              6,092                 9,362
                  Change in valuation allowance                          (22,749)               54,244
                                                                    ------------             ---------

                                                                    $    (17,628)             $(68,904)
                                                                    ============             =========



Net deferred tax assets have been fully reserved, as it is not known if the benefit will be realized by the Company.

As of December 31, 1996, the Company has approximately $458,000 of tax net operating loss carryforwards remaining to be utilized. The tax net loss carryforwards begin to expire in the year 2007.

                                CABLE LINK, INC.

                          NOTES TO FINANCIAL STATEMENTS

                     December 31, 1996 and 1995 (Unaudited)

STOCKHOLDERS' EQUITY

At December 31, 1996 and 1995, the Company had authorized common shares, no par value, of 1,800,000 and authorized preferred shares, no par value, of 200,000. No preferred stock is issued or outstanding at December 31, 1996 or 1995.

The Company adopted the 1995 Stock Option Plan ("1995 Plan") effective October 17, 1995. The 1995 Plan authorizes the Company to grant options ("Options") to purchase shares of the Company's common stock to directors, employees and consultants of the Company. The 1995 Plan also authorizes the Company to grant stock appreciation rights ("SARS") to employees of the Company. The maximum number of common shares that may be issued under the 1995 Plan is 395,010. An SAR may be issued, at the discretion of the board of directors, either in tandem or not in tandem with an Option. The holder of an SAR tandem to an Option is entitled to receive, upon exercise of the SAR, payment of an amount determined by multiplying the excess of fair market value of a common share on the date the SAR is exercised over the exercise price of the related Option by the number of shares as to which the SAR has been exercised. The board of directors shall determine the exercise price of each SAR that is not in tandem with an Option at the time of granting the SAR, but in no event shall the exercise price be less than the fair market value of a common share on the date such SAR is granted. The exercise of an SAR tandem to an Option shall cancel the related Option with respect to the number of shares as to which such SAR is exercised. The exercise of an Option granted in tandem with an SAR shall cancel the related SAR with respect to the number of shares as to which such Option is exercised. At the discretion of the board of directors, payment upon the exercise of an SAR may be made in cash, shares of the Company's common stock or any combination thereof. All options granted during 1996 and 1995 were granted in tandem with SARS for an identical number of common shares.


The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock option plan. The vesting period of the options granted range from immediately exercisable to four years. Accordingly, no compensation cost has been recognized in the accompanying financial statements for options or SARs issued under the plan since the exercise price of the options and SARs was equal to the market value of the shares at the date of grant. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant dates for awards under the plan consistent with the methodology of Financial Accounting Standards Board Statement No. 123 "Accounting for Stock-Based Compensation," the Company's net income (loss) and net income (loss) per share would change as indicated below:

                                                                                            1996             1995
                                                                                        ------------      -----------
                       Net income (loss):

                                As reported                                             $    18,214        $ (291,178)
                                Pro forma                                                   (21,524)         (305,041)

                       Net income (loss) per share:

                                As reported                                             $      0.01        $    (0.22)
                                Pro forma                                                     (0.02)            (0.23)


The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996 and 1995.

                                                          1996                                  1995
                                             -----------------------------               -----------------
         Dividend yield                      0                                           0
         Expected volatility                 574%                                        574%
         Risk-free interest rates            5.72%, 5.82%, 6.32% and 6.58%               7.55% and 6.80%
         Expected lives                      5, 4 and 1 years                            5 and 1 years


                                CABLE LINK, INC.

                          NOTES TO FINANCIAL STATEMENTS

                     December 31, 1996 and 1995 (Unaudited)


STOCKHOLDERS' EQUITY (continued)

A summary of the status of the Company's employee stock option plan as of December 31, 1996 and 1995 and changes for the years then ended is presented below:

                                               1996                                            1995
                                  ---------------------------------              -----------------------------
                                                       Weighted-                                  Weighted-
                                                        Average                                     Average
                                    Shares           Exercise Price                Shares       Exercise Price
                                  ---------          --------------              ---------      --------------
  January 1                         217,998              $1.37                     153,648           $1.87
  Granted                           138,270               1.40                     123,750            1.06
  Exercised                         (17,028)              1.77                      -                  -
  Canceled                         (126,918)              1.05                     (59,400)           2.03
                                    -------                                       --------
  December 31                       212,322               1.53                     217,998            1.51
                                    =======                                       ========

  Options exercisable
    at year-end

                                    101,574                                         94,644

  Weighted-average
    fair value of options
    granted during the
    year                            $  1.33                                        $  1.50



The following table summarizes information about employee stock options at December 31, 1996:

                                                   Weighted
                                                   Average
                                 Number           Remaining        Weighted-         Number             Weighted-
                              Outstanding        Contractual        Average        Exercisable           Average
       Range of               December 31,          Life           Exercise        December 31,         Exercise
  Exercise Prices                 1996            (In Years)         Price            1996               Price
  ---------------            -------------       -----------       ---------      -------------        ---------
$1.33 - $2.27                   200,442              7.3            $   1.35         99,594            $   1.69
 2.99 -  3.52                    11,880              7.9                3.08          1,980                3.52
                                -------                                             -------

      Total
                                212,322                                             101,574
                                =======                                             =======


The company entered into one year consulting agreements in 1993, 1994, 1995 and 1996 under which the current chief executive officer served as a consultant and continued to operate under the consulting agreements. During the time of the consulting agreements, no compensation expense was recorded as amounts paid thereunder were recorded as professional fees.

Under the 1993 consulting agreement, the company paid for certain services by issuing a warrant for the purchase of 19,800 shares (adjusted pursuant to anti-dilution provisions) at a price of $.9264 (as adjusted). On December 13, 1995, the company extended the expiration date of the warrant until May 31, 2004.

Options to purchase shares were also granted under the consulting agreements, which were all subject to anti-dilution provisions. Options granted under the 1993 and 1994 consulting agreements were also amended on December 13, 1995 to extend the expiration dates. No compensation expense was recorded for the warrant or the options since the exercise prices exceeded the market price of the shares on the respective dates of grant and on the date of the extensions.

                                CABLE LINK, INC.

                          NOTES TO FINANCIAL STATEMENTS

                     December 31, 1996 and 1995 (Unaudited)

STOCKHOLDERS' EQUITY (continued)

Following is a summary of the director's options, substantially all of which are fully vested:

                                               1996                                           1995
                                 --------------------------------             ---------------------------------
                                                 Weighted-Average                              Weighted-Average
                                 Shares           Exercise Price              Shares            Exercise Price
                                 -------         ----------------             -------          ----------------
        January 1                366,300             $1.71                    297,000             $1.90

        Granted                   34,980              0.88                     69,300              0.88
                                --------                                      -------

        December 31              401,280             $1.64                    366,300             $1.71
                                 =======                                      =======


The stock options and SARs expire at various dates through 2006.

At December 31, 1996 and 1995, the director held warrants to purchase 19,800 shares of stock for $0.93 per share. The warrants expire in 2004.

At December 31, 1996 and 1995, outside Board of Directors members held options to purchase 100,980 and 85,140 shares of common stock, respectively, with exercise prices ranging from $1.52 to $3.52. At December 31, 1996 and 1995, 97,020 and 85,140 of the options are vested. At December 31, 1996, 13,860 of these options have no expiration date, and the remaining options expire at various dates through 2006.

OPERATING LEASE OBLIGATIONS

The Company leases production and office space from a director of the Company under an operating lease expiring in October, 1998 with a three-year renewal option. During 1996 and 1995, modifications were made to the lease which increased the Company's occupancy area and monthly rent. At December 31, 1996, monthly payments of $9,504 were required, subject to increases in real estate taxes and rent increases each November. Minimum lease payments:

                           1997                       $114,504
                           1998                         97,320
                                                      --------

                                                      $211,824
                                                      ========


Rent expense was $135,449 and $108,566 for the years ended December 31, 1996 and 1995, respectively.

RECONCILIATION WITH VENDORS

During 1996 and 1995, the Company reconciled amounts owed to various vendors. These reconciliations resulted in a reduction of expenses of $93,518 and $81,772 in 1996 and 1995, respectively. At December 31, 1995, there was a contingency accrual of $63,893 included in accounts payable related to unresolved amounts. No such contingency exists at December 31, 1996.

                                CABLE LINK, INC.

                          NOTES TO FINANCIAL STATEMENTS

                     December 31, 1996 and 1995 (Unaudited)


STOCKHOLDER TRANSACTIONS

On October 18, 1994, the Company's former president and largest stockholder entered into an agreement, with a director, whereby the director would purchase from the former president 581,636 common shares. The disinterested stockholders of the Company approved the transaction on December 28, 1994. In addition, the director entered into a participation agreement whereby directors and third parties will acquire 25% of shares purchased pursuant to the Agreement. Effective December 31, 1995, the share purchase transaction was completed.

Under terms of the agreement, the Company entered into a separation, Non-competition and consulting agreement with the former president. The Separation Agreement requires the Company to pay the former president $100,000. Consulting services are to be provided by the former president through December 31, 1998, for total consideration of $350,000 payable in seven monthly installments of approximately $15,394; 25 monthly installments of approximately $9,333; and a final installment of $8,917. The former president also agreed not to compete with the Company through December 31, 1998, for total consideration of $25,000 payable in seven monthly installments of approximately $1,100; 25 monthly installments of approximately $667; and a final installment of $625. The covenant not to compete and the related obligation are reflected in the accompanying balance sheets, and the covenant is being amortized on the straight-line method over the term of the covenant. Total accumulated amortization in relation to the covenant not-to-compete was $11,981 and $7,197 for 1996 and 1995, respectively. The consulting services are being expensed over the term of the Agreement as services are rendered. Under this agreement, the Company recognized expenses of $84,000 per year in 1996 and 1995.

The following are the annual payments due under these agreements:

                           1997                       $120,000
                           1998                         19,547


CONCENTRATIONS OF CREDIT RISK

The Company grants credit to cable operations in the United States, Central and South America, Europe and the Pacific Rim. Sales are denominated principally in
U. S. dollars and, therefore, the Company does not have significant foreign exchange rate risk. Sales to customers outside the United States were $745,897 and $1,713,518 and the corresponding accounts receivable were $93,450 and $92,393 at December 31, 1996 and 1995, respectively. In most cases, sales of product in international markets are cash in advance or cash on delivery. Additionally, the Company carries insurance on all significant international accounts receivable.

As of December 31, 1996, approximately 14% of the accounts receivable balance was due from a single customer. At December 31, 1995, approximately 15% of the accounts receivable balance was due from a different customer.

                                CABLE LINK, INC.

                          NOTES TO FINANCIAL STATEMENTS

                     December 31, 1996 and 1995 (Unaudited)

SUBSEQUENT EVENTS

On January 8, 1997 the Company entered into an agreement with another entity (the Buyer) to purchase 165,000 shares of common stock of the Company and 165,000 warrants to purchase an additional 165,000 shares for $200,000. The warrants are fully vested and may be exercised in increments of 1,000 shares. The warrants have been separated into four groups of 41,250 shares each, with exercise prices of $1.36 for one group, $1.67 for one group, $1.97 for one group and $2.27 for one group. The expiration dates for these four warrant groups are six months, six months, nine months, and nine months, after January 8, 1997, the effective date of the offering. The warrants issued are transferable by the Buyer under any manner that is in compliance with all applicable security laws.

On January 21, 1997, the Company declared a 3 for 2 stock dividend for stockholders of record as of January 21, 1997, payable on January 31, 1997. Net income (loss) per share at December 31, 1996 and 1995 would be $ .01 and $ (.22), respectively, after consideration of this above-mentioned issuance of common stock, warrants and stock split.

MANAGEMENT DISCUSSION AND ANALYSIS

Result of Operations


Net sales

Net sales for third quarter ending September 30, 1997 were $2,720,514 compared to $1,822,359 for the third quarter ending September 30, 1996. This represents an increase of 49% or $898,155 over the previous year. Sales for the nine months ending September 30, 1997 were $7,574,049 versus $6,764,982 for September 30, 1996. This represents an increase of 12% or $809,067 over the previous year. The increase in sales is primarily due to an expanded customer base and an increase in the company's repair and refurbishing business.


Cost of goods sold

The cost of goods sold decreased to 59.5% of sales in the third quarter of 1997 from 73.8% for the third quarter 1996. For the nine months ending September 30, 1997 the cost of goods sold decreased to 64% of sales compared to 65.6% of sales for the nine months ending September 30,1996. The majority of the reduction in cost of goods sold is production labor expenses. The production labor costs declined in the third quarter as a percent of sales to 12.1% from 23.3% in comparison to last year's third quarter. The labor cost has decreased to 13.9 percent of sales through the third quarter 1997 from 18.0 percent through the same period in 1996. This decrease in labor cost is primarily the result of a reduction in labor force as well as increased efficiencies and new procedures that have led to improved productivity of employees.


Operating expenses

The operating expenses decreased to 24.4% of sales in the third quarter 1997 from 40.2% for third quarter 1996. In 1996 the operating expenses, as a percent of sales were 33.3% for nine months ending September 30 and have decreased to 25.5% of sales for the nine months ending September 30,1997. The decrease was due to a reduction in administrative personnel. Job procedures were implemented which increased the efficiencies and reduced costs.

Income from operations

Income from operations increased to $437,075 or 16.1% of sales for the third quarter ending September 30,1997 compared to a loss of ($254,833) in the third quarter 1996. The income from operations increased to $785,442 or 10.4% of sales for the first nine months ending September 30,1997 as compared to $77,444 or 1.1% of sales through the same period in 1996. Net income for the third quarter of 1997 was $288,214 or $.18 per share versus a loss of ($239,674) or ($.17) per share for the third quarter of 1996. Per share earnings for the nine months ending September 30, 1997 were $.37 versus $.02 ending September 30, 1996.

The company's increased profitability over the past nine months ending September 30, 1997 has exhausted all net operating loss carryforward that was generated from prior years. Through the first nine months in 1997 the company has expensed $135,000 for federal, state and local taxes. As a result of a 12% increase in sales and improved gross profit margin, and reduced costs the company has generated earnings of $603,247 or 8.0% of sales through the first nine months in 1997 as compared to $20,982 or 0.3% of sales the nine months ending September 30, 1996.

The company entered into negotiations with vendors during 1995 and 1996 which resulted in the recognition of $93,518 and $18,772 reflected as other income. This represents adjustments for inventory items that were later found to be defective, undelivered or otherwise unacceptable and the related interest on overdue accounts. The company anticipates a similar settlement in 1997 for approximately $112,000, but does not anticipate similar adjustments after 1997, due to procedures now in place to eliminate such adjustments.


Liquidity and Capital Resources

The company finances its operations primarily through internally generated funds and the bank line of credit. Bank borrowings decreased which resulted in lower interest expense. As a result of the increase in sales, accounts receivable increased $523,765 over the December 31, 1996 balance. Inventory remained constant. As a result of improved cash flow, accounts payable decreased $423,706. Accrued expenses increased $120,367 due to income taxes and bonuses. Property and equipment purchases decreased in 1997 and are expected to be below 1996 expenditures for the remainder of 1997.

The company declared a 10% stock dividend on August 1, 1997.

On January 8, 1997, the company entered into an agreement with another entity (the Buyer) to purchase 165,000 shares of common stock and warrants to purchase additional 165,000 shares of common stock for $200,000. As of September 30, 1997 the company has sold 165,000 shares and warrants to purchase 82,000 shares were exercised for a total working capital of $325,000.

The company believes that its available financial resources are adequate to meet its foreseeable working capital, debt service and capital expenditure requirements.

New Accounting Pronouncements

In March 1997, the Financial Accounting Standards Board issued Statements of Financial Accounting Standard (SFAS) No: 128 "Earnings per Share." SFAS No. 128 establishes standards for computing and presenting earnings per share and applies to entities with publicly held common stock. This statement is effective for fiscal years ending after December 15, 1997 and early adoption is not permitted. When adopted, the statement will require restatement of prior years' earnings per share. The company will adopt this statement for the year ending December 31, 1997. The effect of adopting this standard on earnings per share is not expected to materially affect earnings per share.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Columbus, State of Ohio, on December 9, 1998.

                           CABLELINK, INC.




                           By: /s/ Bob Binsky
                               ------------------------------------------------
                               Bob Binsky, Chairman and Chief Executive Officer